BML Capital Management, LLC
65 E Cedar – Suite 2, Zionsville, IN 46077

April 16, 2025

Board of Directors
Elevation Oncology Inc.
101 Federal Street
Boston, MA 02110

c/o Joseph Ferra, CEO & Director

Dear Directors:

I am writing on behalf of BML Capital Management, LLC and BML Investment Partners L.P. (collectively BML), a holder of 9.9% of the shares of Elevation Oncology.

I applaud the Company’s decision to discontinue development of EO-3021 after initial data was insufficient to provide a competitive risk-benefit profile compared to other ADCs in development. I also appreciate the swift actions taken to preserve cash while exploring strategic alternatives.

Given the current state of the public equity market and the biopharma sector specifically, along with the abysmal performance of several recent reverse mergers, I believe that the best course of action is a winddown of operations and a return of all remaining cash to shareholders. I estimate that distributable “net-cash” was approximately $0.80 per share as of March 31 and that swift action could produce a cash return approaching $0.60 per share for shareholders, without assigning any value to EO-1022.

BML would not be in favor of a reverse merger unless it included a full return of cash as a special dividend at the close, and, as such, will vote against any reverse merger or other deal that doesn’t’ include a large return of cash to shareholders.

Regards,

Braden M Leonard